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                       [Letterhead of Sullivan & Cromwell

                                                                     EXHIBIT 8.1

                                                                 October 6, 1997

Wachovia Corporation
301 North Main Street
Winston-Salem, North Carolina 27101

Ladies and Gentlemen:

     We have acted as special counsel in connection with the planned merger (the "Merger") of Central Fidelity Banks, Inc., a Virginia corporation ("Central"), with and into Wachovia Corporation, a North Carolina corporation ("Wachovia"), pursuant to the Agreement and Plan of Merger (the "Agreement"), dated as of June 23, 1997, by and between Wachovia and Central. Capitalized terms used but not defined herein shall have the meanings specified in the Registration Statement or the appendices thereto (including the Agreement).

     We have assumed with your consent that (1) the Merger will be consummated solely in compliance with the material terms and conditions of the Agreement and none of the material terms and conditions thereof have been or will be waived or modified and (2) the representations contained in the letters of representation from Wachovia and Central to us dated October 6, 1997 and October 6, 1997, respectively, were true and correct when made and will be true and correct at the Effective Time and, as to the representation that relies upon information contained in filings with the Securities and Exchange Commission, such information is true, correct and complete as of the date hereof and will be true, correct and complete as of the Effective Time and, as to the representation that relies upon information contained in filings with the Securities and Exchange Commission, such information is true, correct and complete as of the date hereof and will be true, correct and complete as of the Effective Time.

    On the basis of the foregoing, and our consideration of such other matters of fact and law as we have deemed necessary or appropriate, it is our opinion, under presently applicable federal income tax law, that the Merger will constitute a reorganization under Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and that:

          (i) no gain or loss will be recognized by Wachovia or Central as a result of the consummation of the Merger;

          (ii) no gain or loss will be recognized for federal income tax purposes by Central stockholders upon the exchange in the Merger of shares of Central stock solely for Wachovia stock (except with respect to cash received in lieu of a fractional share interest in Wachovia stock);

          (iii) the basis of Wachovia stock received in the Merger by Central stockholders (including the basis of any fractional share interest in Wachovia stock) will be the same as the basis of the shares of Central stock surrendered in exchange therefor;

          (iv) the holding period of Wachovia stock received in the Merger by Central stockholders (including the holding period of any fractional share interest in Wachovia stock) will include the period during which the shares of Central stock surrendered in exchange therefor were held by the Central stockholder, provided such shares of Central stock were held as capital assets; and

          (v) the payment of cash to a Central stockholder in lieu of a fractional share interest in Wachovia Common Stock will be treated as if the fractional share had been distributed as part of the exchange and then redeemed by Wachovia. The cash payment will be treated as having been received as a distribution in payment for the Wachovia Common Stock hypothetically redeemed as provided in Section 302 of the Code and, to the extent that such redemption is "substantially disproportionate" with respect to the Central stockholder or is not treated as "essentially equivalent to a dividend" after giving effect to the relevant constructive ownership rules of the Code, generally should result in the recognition of capital gain or loss measured by the difference between the amount of cash received and the tax basis of the fractional share of Wachovia Common Stock hypothetically redeemed. Such capital gain or loss would be long-term capital gain or loss if the Central stockholder's holding period in the fractional share interest (determined as in (iv) above) is more

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     than one year. Long-term capital gain of an individual Central stockholder is generally subject to a maximum tax rate of 28% in respect of property held for more than one year and to a maximum tax rate of 20% in respect of property held in excess of 18 months.

     We express no opinion as to the effect of the Merger on Wachovia, Central or any shareholder in respect of any asset as to which unrealized gain is required to be recognized for U.S. Federal income tax purposes at the end of each taxable year under a mark-to-market system.

     This opinion deals only with Central stockholders who are (i) citizens or residents of the United States, (ii) domestic corporations or (iii) otherwise subject to United States federal income tax on a net income basis in respect of shares of Central common stock. The federal income tax consequences described herein may not apply to certain classes of taxpayers, including, without limitation, insurance companies, tax-exempt organizations, financial institutions, dealers in securities, persons who acquired or acquire shares of Central common stock pursuant to the exercise of employee stock options or otherwise as compensation and persons who hold shares of Central common stock in a hedging transaction or as part of a straddle or conversion transaction.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to this opinion in the Registration Statement, including the references under the captions "THE MERGER -- Certain Federal Income Tax Consequences" and "THE MERGER -- Conditions to Consummation". In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

                                          Very truly yours,

                                          /s/ SULLIVAN & CROMWELL